Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-257504

Issuer Free Writing Prospectus, dated September 21, 2021

ATMOS ENERGY CORPORATION

Final Term Sheet

2.850% Senior Notes due 2052

This Free Writing Prospectus relates only to the 2.850% Senior Notes due 2052 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated September 21, 2021.

Issuer:	Atmos Energy Corporation

Expected Ratings (Moody’s/S&P):*	A1 (Negative) / A- (Negative)

Trade Date:	September 21, 2021

Settlement Date (T+8):**	October 1, 2021

Security Description:	Senior Unsecured Notes

Principal Amount:	$600,000,000

Maturity Date:	February 15, 2052

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, beginning February 15, 2022 (short first coupon)

Coupon:	2.850%

Benchmark Treasury:	2.375% UST due May 15, 2051

Benchmark Treasury Price & Yield:	111-28+ / 1.852%

Spread to Benchmark Treasury:	103 bps (1.030%)

Yield to Maturity:	2.882%

Public Offering Price:	99.357% of principal amount plus accrued interest from the Settlement Date

Net Proceeds (before expenses) to the Issuer:	$590,892,000 (98.482%)

Day Count Convention:	30/360

Optional Redemption Provisions:	The Notes may be redeemed, at the option of Atmos Energy Corporation, prior to August 15, 2051, in whole or from time to time in part, at the “make-whole” redemption price.

The Notes may also be redeemed, at the option of Atmos Energy Corporation, at any time on or after August 15, 2051 (which is the date that is six months prior to the maturity date of the notes), in whole or in part, at 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+20 basis points

CUSIP/ISIN:	049560AW5 / US049560AW50

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. CIBC World Markets Corp. U.S. Bancorp Investments, Inc. BofA Securities, Inc. Truist Securities, Inc. Wells Fargo Securities, LLC

Senior Co-Manager:	Regions Securities LLC

Co-Managers:	Academy Securities, Inc. Fifth Third Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
**

We expect that delivery of the notes will be made against payment therefor on or about October 1, 2021, which will be the eighth business day following the date of the pricing of the notes (such settlement cycle being referred to as “T+8”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally settle in two business days, and purchasers who wish to trade notes on the date of pricing or any subsequent date that is prior to the second trading day preceding the date on which we deliver the notes may be required, by virtue of the fact that the notes initially settle in T+8, to specify alternate settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on such dates should consult their advisers.

Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. at 1-800-854-5674 (toll-free); Credit Agricole Securities (USA) Inc. at 1-866-807-6030 (toll-free); CIBC World Markets Corp. at 1-800-282-0822 (toll-free); or U.S. Bancorp Investments, Inc. at 1-877-558-2607 (toll-free).

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